Report of Independent Registered Public Accounting Firm

To the Board of Directors of
The BNY Hamilton Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the BNY Hamilton Funds, Inc., including the Money Fund, Treasury Money Fund, New York Tax-Free Money Market
Fund, Enhanced Income Fund, Large Cap Growth Fund, Large
Cap Growth CRT Fund, Small Cap Growth Fund, Small Cap
Growth CRT Fund, Large Cap Value Fund, International Equity Fund, International Equity CRT Fund, S&P 500 Index Fund,
Multi Cap Equity Fund, Equity Income Fund, U.S. Bond Market Index Fund, Intermediate New York Tax-Exempt Fund,
Intermediate Tax-Exempt Fund, Intermediate Investment Grade Income Fund, Intermediate Government Bond Fund, and High
Yield Fund (the "Funds") complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of November 30, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2004, and with respect to agreement of security purchases and sales, for the period from September 30, 2004 (the date of our last examination) through November 30, 2004:

     We counted and inspected all securities located in the vault of The Bank of New York (the "Custodian"), without prior notice to management;

     We obtained reconciliations between the Funds' accounting records and the custody records as of November 30, 2004 and verified reconciling items;

     We obtained an understanding of the Custodian's reconciliation procedures over investment positions and the controls over these reconciliations between the Custodian and the various depository institutions (DTC, PTC, and FRB) and the Custodian and customer investment positions, including the control policies over the safeguarding of physical securities;

     We agreed pending trade activity for the Funds as of November 30, 2004 to their corresponding subsequent statements;

     We agreed to the books and records of the Funds five purchases and five sales of securities for the period
     September 30, 2004 through November 30, 2004.

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the BNY Hamilton
Funds, Inc. were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of November 30, 2004, with respect to securities and similar investments reflected in the investment account of the Fund, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the BNY Hamilton Funds, Inc., and the Securities and Exchange Commission and is not indended to be and should not be used for anyone other than these specified parties.


               ERNST & YOUNG LLP

New York, New York
February 14, 2004




          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811- 6654            11/30/04

2.   State Identification Number:

AL   AK   AZ        AR   CA   CO
CT   DE   DC        FL   GA   HI
ID   IL   IN        IA   KS   KY
LA   ME   MD AE-86936-6  MA   MI   MN
MS   MO   MI        NE   NV   NH
NJ   NM   NY        NC   ND   OH
OK   OR   PA        RI   SC   SD
TN   TX   UT        VT   VA   WA
WV   WI   WY        PUERTO
                    RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement: BNY Hamilton Funds, Inc.

4. Address of principal executive office: (number, street, city, state, zip code) 3435 Stelzer Road
     Columbus, OH 43219

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

We, as members of management of the BNY Hamilton Funds, Inc. (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of December 31, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004 with respect to securities and similar investments reflected in the investment accounts of the Funds.

BNY Hamilton Funds, Inc.


By:

     /s/Guy Nordahl
     Guy Nordahl,
     Treasurer